

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2021

Dan Boehle
Chief Financial Officer
AEROJET ROCKETDYNE HOLDINGS, INC.
222 N. Pacific Coast Hwy
Suite 500
El Segundo, CA 90245

      Re: AEROJET ROCKETDYNE HOLDINGS, INC.
          Form 10-K for the year ended December 31, 2019
          Filed on February 19, 2020
          File No. 1-01520

Dear Mr. Boehle:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Manufacturing